UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
Windtree Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97382D204
(CUSIP Number)

James Huang Panacea Venture No. 6, Lane 1350 Fu Xing Middle Road Shanghai, China 200031

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: Christopher D. Comeau, Esq. Tara M. Fisher, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 (617) 951-7000
December 21, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97382D204

1.	NAME OF REPORTING PERSON. Panacea Venture Healthcare Fund I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,791,018 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,791,018 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,791,018 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		19.8% (2)
14.	TYPE OF REPORTING PERSON PN

(1) Includes 769,649 shares issuable upon exercise of Series F Warrants and 1,494,024 shares issuable upon exercise of Series G Warrants.

(2) Based on 32,069,153 shares of Common Stock outstanding as of December 21, 2018, after the completion of the Financing.

CUSIP No. 97382D204

1.	NAME OF REPORTING PERSON. Panacea Venture Healthcare Fund GP I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,791,018 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,791,018 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,791,018 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		19.8% (2)
14.	TYPE OF REPORTING PERSON PN

(1) Represents shares directly held by Panacea Venture Healthcare Fund I, L.P. and includes 769,649 shares issuable upon exercise of Series F Warrants and 1,494,024 shares issuable upon exercise of Series G Warrants. Panacea Venture Healthcare Fund GP I, L.P. is the general partner of Panacea Venture Healthcare Fund I, L.P.

(2) Based on 32,069,153 shares of Common Stock outstanding as of December 21, 2018, after the completion of the Financing.

CUSIP No. 97382D204

1.	NAME OF REPORTING PERSON. Panacea Venture Healthcare Fund GP Company, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,791,018 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,791,018 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,791,018 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		19.8% (2)
14.	TYPE OF REPORTING PERSON CO

(1) Represents shares directly held by Panacea Venture Healthcare Fund I, L.P. and includes 769,649 shares issuable upon exercise of Series F Warrants and 1,494,024 shares issuable upon exercise of Series G Warrants. Panacea Venture Healthcare Fund GP Company, Ltd. is the general partner of Panacea Venture Healthcare Fund GP I, L.P. Panacea Venture Healthcare Fund GP I, L.P. is the general partner of Panacea Venture Healthcare Fund I, L.P.

(2) Based on 32,069,153 shares of Common Stock outstanding as of December 21, 2018, after the completion of the Financing.

CUSIP No. 97382D204

1.	NAME OF REPORTING PERSON. Panacea Venture Management Company Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	187,500 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	187,500 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,500 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.6% (2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes 187,500 shares issuable upon exercise of Series D Warrants to purchase Common Stock, which may be exercised at an exercise price of $4.00 per share after January 2, 2019 through July 2, 2023, subject to the terms of such warrants.

(2) Based on 32,069,153 shares of Common Stock outstanding as of December 21, 2018, after the completion of the Financing.

CUSIP No. 97382D204

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Windtree Therapeutics, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2600 Kelly Road, Suite 100, Warrington, PA 18976.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Panacea Venture Healthcare Fund I, L.P., a Cayman Islands exempted limited partnership, (ii) Panacea Venture Healthcare Fund GP I, L.P., a Cayman Islands exempted limited partnership, (iii) Panacea Venture Healthcare Fund GP Company, Ltd., a Cayman Islands exempted limited company, and (iv) Panacea Venture Management Company Ltd., a Cayman Islands exempted limited company (each, a “Reporting Person” and together, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is filed herewith as Exhibit A.

(b)-(c) The principal business of each of the Reporting Persons is to make investments in private and public companies.

Huang Zuie-Chin (James Z. Huang) and Hai Mi are the directors of Panacea Venture Healthcare Fund GP Company, Ltd. and Panacea Venture Management Company Ltd. The principal business address of each of the entities and individuals named in this Item 2 is No. 6, Lane 1350, Fu Xing Middle Road, Shanghai, China 200031.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are organized under the laws of the Cayman Islands. Huang Zuie-Chin is a citizen of the Republic of China and Hai Mi is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Effective December 21, 2018, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with select institutional investors, including Panacea Venture Healthcare Fund I, L.P. (the “Investors”), whereby the Issuer agreed to issue and sell to the Investors an aggregate of 11,785,540 shares of Common Stock at a price per share of $3.3132, for an aggregate purchase price of approximately $39 million (the “Financing”). The Purchase Agreement is Exhibit B to this statement, and is incorporated herein by reference to Exhibit 10.3 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2018, and any description thereof is qualified in its entirety by reference thereto. As part of the Financing, the Company issued (i) Series F Warrants (“Series F Warrants”) to purchase an aggregate of 2,003,541 shares of Common Stock, at an exercise price equal to $3.68 per share and (ii) Series G Warrants (the “Series G Warrants” and with the Series F Warrants, the “Financing Warrants”) to purchase an aggregate of 3,889,229 shares of Common Stock, at an exercise price equal to $4.05 per share. For each share of Common Stock purchased, each Investor received 0.17 Series F Warrant and 0.33 Series G Warrant, in each case rounded down to the nearest whole number. The Series F Warrants may be exercised after the date of issuance and through the 18-month anniversary of the date of issuance and the Series G Warrants may be exercised after the date of issuance through the 5-year anniversary of the date of issuance, subject to the terms of such warrants. The Series F Warrants and Series G Warrants are Exhibits C and D, respectively, to this statement and are incorporated herein by reference to Exhibit 4.2 and Exhibit 4.3, respectively, to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2018, and any descriptions thereof are qualified in their entirety by reference thereto. Panacea Venture Healthcare Fund I, L.P. acquired 4,527,345 shares of Common Stock, 769,649 Series F Warrants and 1,494,024 Series G Warrants, for an aggregate purchase price of $15,000,000. The source of funds for such purchase was the working capital of Panacea Venture Healthcare Fund I, L.P.

CUSIP No. 97382D204

Item 4. Purpose of Transaction.

The Reporting Persons participated in the Financing for investment purposes.

On December 21, 2018, the Issuer’s Board of Directors appointed James Huang as the Chairman of the Board of Directors. Within thirty days of December 21, 2018, the Board of Directors of Issuer will be expanded to seven members, with the additional director to be nominated by James Huang, on behalf of the stockholders of CVie Investments Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“CVie”), at the time of the closing of the merger whereby CVie became a wholly owned subsidiary of the Issuer.

Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Persons may change their present intentions at any time and therefore reserve the right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer that they hold, as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer. In addition, the Reporting Persons and their representatives and advisers may, from time to time, engage in discussions with the Issuer’s Board of Directors, management, other shareholders, industry participants and/or other interested parties concerning the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) The information requested by this paragraph is incorporated herein by reference to the cover pages to this Schedule 13D. In addition, 114,415 shares of Common Stock, representing 0.4% of the total shares outstanding, are held by Rui Jin (HK) Consulting Management Company Limited, of which James Huang is a director.

CUSIP No. 97382D204

(b) The information requested by this paragraph is incorporated herein by reference to the cover pages to this Schedule 13D. In addition, 114,415 shares of Common Stock, representing 0.4% of the total shares outstanding, are held by Rui Jin (HK) Consulting Management Company Limited, of which James Huang is a director.

(c) On December 27, 2018, the Issuer repaid all principal and accrued interest under a Secured Convertible Promissory Note, dated July 2, 2018, held by Panacea Venture Management Company Ltd. (the “Note”). Prior to repayment, the Note had been convertible into 375,000 shares of the Issuer at a price of $4.00 per share at any time prior to December 31, 2018, subject to the terms of the Note. No shares of the Issuer were issued pursuant to the terms of the Note. Except as described in this statement, the Reporting Persons have not effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Effective December 21, 2018, in connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, the Issuer has agreed to file by May 1, 2019 a resale registration statement with the Securities and Exchange Commission to register for subsequent resale the shares of Common Stock issued in the Financing and the shares of Common Stock to be issued upon exercise of the Financing Warrants. The Registration Rights Agreement is Exhibit E to this statement, and is incorporated herein by reference to Exhibit 10.4 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2018, and any description thereof is qualified in its entirety by reference thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B - Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2018)

Exhibit C – Series F Warrants (incorporated by reference to Exhibit 4.2 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2018

Exhibit D - Series G Warrants (incorporated by reference to Exhibit 4.3 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2018

Exhibit E - Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2018)

CUSIP No. 97382D204

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2018

PANACEA VENTURE HEALTHCARE FUND I, L.P.

By: Panacea Venture Healthcare Fund GP I, L.P., its general partner

By: Panacea Venture Healthcare Fund GP Company, Ltd., its general partner

By: /s/ James Huang

Name: James Huang

Title: Director

PANACEA VENTURE HEALTHCARE FUND GP I, L.P.

By: Panacea Venture Healthcare Fund GP Company, Ltd., its general partner

By: /s/ James Huang

Name: James Huang

Title: Director

PANACEA VENTURE HEALTHCARE FUND GP COMPANY, LTD.

By: /s/ James Huang

Name: James Huang

Title: Director

PANACEA VENTURE MANAGEMENT COMPANY LTD.

By: /s/ James Huang

Name: James Huang

Title: Director

CUSIP No. 97382D204

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 31, 2018

PANACEA VENTURE HEALTHCARE FUND I, L.P.

By: Panacea Venture Healthcare Fund GP I, L.P., its general partner

By: Panacea Venture Healthcare Fund GP Company, Ltd., its general partner

By: /s/ James Huang

Name: James Huang

Title: Director

PANACEA VENTURE HEALTHCARE FUND GP I, L.P.

By: Panacea Venture Healthcare Fund GP Company, Ltd., its general partner

By: /s/ James Huang

Name: James Huang

Title: Director

PANACEA VENTURE HEALTHCARE FUND GP COMPANY, LTD.

By: /s/ James Huang

Name: James Huang

Title: Director

PANACEA VENTURE MANAGEMENT COMPANY LTD.

By: /s/ James Huang

Name: James Huang

Title: Director